UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 16, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

New Clearwire Corporation

File No. 333-153128 - CF#22590

New Clearwire Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit(s) to a Form S-4 filed on August 22, 2008, as amended.

Based on representations by New Clearwire Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.57	through December 31, 2018
Exhibit 10.58	through December 31, 2018
Exhibit 10.59	through December 31, 2013
Exhibit 10.60	through December 31, 2015
Exhibit 10.61	through December 31, 2011
Exhibit 10.62	through December 31, 2013
Exhibit 10.63	through December 31, 2018
Exhibit 10.64	through December 31, 2013
Exhibit 10.65	through December 31, 2009
Exhibit 10.67	through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel